Notification of dividend / distribution Notification of dividend / distribution 1 / 4 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type New announcement Date of this announcement Wednesday February 10, 2021 Distribution Amount USD 0.70000000 Ex Date Thursday February 18, 2021 Record Date Friday February 19, 2021 Payment Date Friday April 30, 2021 Refer to below for full details of the announcement Exhibit 99.1

Notification of dividend / distribution Notification of dividend / distribution 2 / 4 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement Wednesday February 10, 2021 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: does not relate to a specific period within the financial year in which it was paid 2A.4 +Record Date Friday February 19, 2021 2A.5 Ex Date Thursday February 18, 2021 Special New announcement

Notification of dividend / distribution

2A.6 Payment Date

Friday April 30, 2021

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

- Security holder approval
- Court approval
- Lodgement of court order with +ASIC
- ACCC approval
- FIRB approval
- Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

☑ No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

USD - US Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

USD 0.70000000

2A.9a AUD equivalent to total dividend/distribution amount per +security

AUD

2A.9b If AUD equivalent not known, date for information to be released

Estimated or Actual?
☑ Actual

Monday February 22, 2021

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
☑ Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
☑ We do not have a securities plan for dividends/distributions on this security

2A.12 Does the +entity have tax component information apart from franking?
☑ No

2A.13 Withholding tax rate applicable to the dividend/distribution (%)

25.000000 %

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).
☑ No

Notification of dividend / distribution

3 / 4

Notification of dividend / distribution Notification of dividend / distribution 4 / 4 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the security holder elect otherwise Part 3B - Special dividend/distribution 3B.1 Is the special dividend/distribution estimated at this time? 3B.1a Special dividend/distribution estimated amount per +security USD 3B.1b Special dividend/distribution amount per +security USD 0.70000000 3B.2 Is special dividend/distribution franked? 3B.3 Percentage of special dividend/distribution that is franked 0.0000% 3B.4 Special dividend/distribution franked amount per +security USD 0.00000000 3B.5 Percentage of special dividend/distribution that is unfranked 100.0000% 3B.6 Special dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.70000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary No No